Exhibit 99.1

ATS Corporation Acquires Life Science Digitalization Solutions Provider Odyssey

07/19/2023

CAMBRIDGE, ON / CNW / - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) today announced that it has acquired Odyssey Validation Consultants Limited (“Odyssey”), an Ireland-based provider of digitalization solutions for the life science industry. The financial terms of the transaction were not disclosed.

Odyssey will join ATS’ Process Automation Solutions (“PA”) business, a leading provider of automation and digitalization solutions for the process and manufacturing industries. Odyssey’s strong focus on supporting customers in the life science industry in their compliant digital transformation and journey to cloud, will help accelerate PA’s strategy to drive validated production process improvements through digital solutions. This acquisition allows PA to expand its value proposition in the highly attractive life science end-market through delivering qualified and validated digitalization and automation solutions.

“Odyssey’s strong expertise in computer system validation and cloud-based software solutions can be offered to our existing customers in the life science industry as a value-add to our current platform, AI and ML-based software solutions, advanced data analytics capabilities, and domain knowledge,” said Dr. Christian Debus, President of PA. “Together we can leverage our capabilities and solutions to drive continuous improvement in regulated production processes for our customers across all industry sectors. We welcome the Odyssey team to PA.”

“Digital transformation is playing a key role in accelerating the delivery of new and innovative treatments for patients, with compliance being key for patient safety, product quality, and data integrity,”’ said Oisin Curran & Fionnan Friel, Founders of Odyssey. “Combining our people and products with that of PA Solutions, along with their global reach, can enable us to accelerate digital transformation in the life science industry and shorten time to market for new treatments for patients.”

About Odyssey

Founded in 2015 and based in Kildare, Ireland, Odyssey is a provider of digitalization solutions for the life science industry with a strong focus on computer system validation, facilitating the journey to cloud through fully compliant cloud-based platforms and compliant ‘fit-for-purpose’ software solutions. Visit the company’s websites at https://www.odysseyvc.com and https://www.compliantcloud.com for more details.

About Process Automation Solutions

Process Automation Solutions GmbH is one of the leading, manufacturer-independent suppliers of complete automation solutions for the process, manufacturing, and automotive industries. As a strong partner, PA’s 1,400 automation experts in Europe, America, and Asia support their customers during all phases of automation from planning to implementation and commissioning – and if desired, throughout the entire lifecycle of the plant through aftersales service. Visit PA’s website at www.pa-ats.com.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia, and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

Forward-looking Statements

This press release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the acceleration of PA’s strategy; the expansion of PA’s value proposition; PA and Odyssey’s ability to leverage their capabilities and solutions to drive continuous improvement in regulated production processes; and the ability of both PA and Odyssey together to accelerate digital transformation in the life sciences industry and shorten time to market for new treatments. Forward-looking statements are inherently subject to significant uncertainties, risks, and other factors that could cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from those discussed in the forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases and pandemics, including the potential resurgence of COVID-19 and/or new strains of COVID-19 and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; that expectations in relation to the acceleration of PA’s strategy or the expansion of PA’s value proposition are not realized as expected or at all; that the acquisition does not succeed in leveraging the capabilities of PA and Odyssey to drive continuous improvement as expected or at all; that PA and Odyssey are unable to accelerate digital transformation in the life sciences industry or shorten time to market for new treatments as expected or at all; and other risks and uncertainties detailed from time to time in ATS’ filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2023, which are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com. ATS has attempted to identify important factors that could cause actual results, performance, or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking statements. However, there may be other factors that cause results, performance, or achievements not to be as expected or estimated and that could cause actual results, performance, or achievements to differ materially from current expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management’s current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; and general economic and political conditions, and global events, including the COVID-19 pandemic.

Forward-looking statements included in this press release are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communication ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation